(d)(1)(ii)

AMENDED SCHEDULE A

with respect to the

AMENDED AND RESTATED INVESTMENT MANAGEMENT AGREEMENT

between

VOYA MUTUAL FUNDS

and

VOYA INVESTMENTS, LLC

Series	Annual Investment Management Fee
(as a percentage of average daily net assets)

Voya Global Bond Fund	0.500% on all assets

Voya Global High Dividend	0.500% on all assets
Low Volatility Fund

Actively Managed Assets1
Voya Multi-Manager	1.100% on assets
Emerging Markets Equity
Passively Managed Assets2
Fund

0.700% on assets

Voya Multi-Manager	0.850% on all assets
International Equity Fund

Voya Multi-Manager	1.000% of the first $500 million of assets;
0.950% of the next $500 million of assets; and
International Small Cap Fund
0.900% thereafter

Voya VACS Series EME Fund	0.00% on all assets

1“Actively Managed Assets” shall mean assets which are not “Passively Managed Assets.”

2“Passively Managed Assets” shall mean assets which are managed with a goal of replicating an index.

A-1